As filed with the Securities and Exchange Commission on May 20, 2004.

Registration Statement No. 333-[        ]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

AirNet Communications Corporation

(Exact name of Registrant as specified in its charter)

Delaware	59-3218138
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

3950 Dow Road

Melbourne, Florida 32934

(321) 984-1990

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Stuart P. Dawley, Esq.

AirNet Communications Corporation

3950 Dow Road

Melbourne, Florida 32934

(321) 953-6780

(Name, address, including zip code, and telephone number, including area code, of agent for service)

COPIES OF COMMUNICATIONS TO:

John G. Igoe, Esq.

Edwards & Angell, LLP

One North Clematis Street, Suite 400

West Palm Beach, Florida 33401

(561) 833-7700

Approximate Date of Commencement of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box ☐.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box ☒.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered (2)	Proposed Maximum Offering Price Per Unit (3)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee

Common Stock, $.001 par value (1)	14,215,916	$0.85	$12,083,529	$1,530.98

(1)	This Registration Statement also relates to such indeterminate number of additional shares of Common Stock as may be issuable as a result of stock splits, stock dividends, recapitalizations, mergers, reorganizations, combinations or exchanges of shares or other similar events, or as a result of other adjustments to which the shares registered hereunder are subject.

(2)	Includes 3,155,307 shares of Registrant’s Common Stock that may be issued upon exercise of warrants held by the Selling Shareholders named in this Registration Statement.

(3)	Estimated solely for purposes of determining the registration fee and computed pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based upon the average of the high and low prices of the common stock on May 17, 2004, as reported on The Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

AirNet Communications Corporation

14,215,916 shares of common stock

We are registering 14,215,916 shares of our common stock, which includes 6,060,609 shares of our common stock sold to investors in a private placement in April 2004, 3,155,307 shares of our common stock that may be issued upon exercise of warrants issued in connection with the same private placement, and 5,000,000 shares of common stock held by an investor in our senior secured convertible notes issued in August 2003 after conversion of part of its note into common stock, all of which shares may be sold from time to time by the selling stockholders.

This prospectus is part of a registration statement that we filed with the SEC using the shelf registration process. This prospectus may also be used by the selling stockholders’ pledgees, donees, transferees or other successors in interest that receive such shares as a gift, partnership distribution or other non-sale related transfer. See the section entitled “Selling Stockholders” on page 16 for information about the selling stockholders’ holdings before and after the offering. We issued the shares of our common stock and the warrants to the selling stockholders in transactions not involving any public offering.

The selling stockholders may sell these shares from time to time on the over-the-counter market in regular brokerage transactions, in transactions directly with market makers or in privately negotiated transactions. The brokers or dealers through or to whom the shares of common stock may be sold may be deemed underwriters of the shares within the meaning of the Securities Act of 1933, in which event all brokerage commissions or discounts and other compensation received by those brokers or dealers may be deemed to be underwriting compensation. To the extent required, the names of any underwriters and applicable commissions or discounts and any other required information with respect to any particular sale will be set forth in an accompanying prospectus supplement.

For additional information on the methods of sale that may be used by the selling stockholders, see the section entitled “Plan of Distribution” on page 18. We will not receive any of the proceeds from the sale of these shares. We will bear the costs relating to the registration of these shares.

Our shares of common stock are quoted on the Nasdaq National Market under the symbol “ANCC”. On May 19, 2004, the last sale price of our common stock was $0.85 per share.

THIS OFFERING INVOLVES MATERIAL RISKS. SEE “RISK FACTORS”

BEGINNING ON PAGE 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is [    ], 2004.

You should rely only on the information contained or incorporated by reference in this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with different information. The shares of common stock are not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the documents.

The stylized Airnet mark, AirNet®, AdaptaCell®, AirSite®, Backhaul Free™, RapidCell™, and SuperCapacity™ are trademarks of AirNet Communications Corporation.

All other trademarks, service marks and/or trade names appearing in this document are the property of their respective holders.

FORWARD-LOOKING STATEMENTS

The information contained in this prospectus (including information incorporated herein by reference), other than historical information, may include forward-looking statements as defined in the Private Securities Reform Act of 1995. Words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “continue,” “plan” and similar expressions in this report identify forward-looking statements. The forward-looking statements are based on current views of management with respect to future events and financial performance, and we caution you not to place undue reliance on these forward-looking statements. These statements are only predictions and are not guarantees of future performance. Actual results may differ materially from those projected in the forward-looking statements. The forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things, those associated with:

•	our ability to meet our financial obligations;

•	economic conditions in the wireless communications industry;

•	our future financial performance;

•	competition, including price competition;

•	concentration of our sales among a relatively small number of customers;

•	doing business in overseas markets, particularly emerging markets;

•	our capital structure, particularly the potential dilution of our shareholders on the possible conversion of our convertible notes into common stock;

•	general economic and business conditions; and

•	terrorist activities and the prospect or actuality of war.

The risk factors above and those under “Risk Factors” beginning on page 4, as well as any other cautionary language included in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we described in our forward-looking statements. We do not undertake any obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

PROSPECTUS SUMMARY

Our Business

We provide base stations and other wireless telecommunications infrastructure products designed to support the GSM, or Global System for Mobile Communications, system of mobile voice and data transmission. We market our products worldwide to operators of wireless networks and to certain military and public safety organizations. A base station is a key component of a wireless network that receives and transmits voice and data signals over radio frequencies. We designed our base stations to be easier to deploy and upgrade and to have lower operating costs than other existing base stations.

Our system features four innovative base station products:

AdaptaCell® base station. Our AdaptaCell® base station is a software-defined base station, meaning it uses software to control the way it encodes or decodes wireless signals. Our AdaptaCell base station incorporates a patented radio architecture that is designed to enable operators to upgrade their wireless networks to offer high-speed data and Internet services by changing software with few, if any, hardware modifications rather than deploying new base stations. Our AdaptaCell base station also incorporates a broadband architecture, meaning that it uses only one radio to process a large number of radio channels simultaneously.

Adaptive array SuperCapacity™ base station. The broadband architecture of our flagship AdaptaCell base station makes it the ideal platform to deliver integrated software algorithms that will permit the addition of an adaptive array antenna feature. Adaptive array technology focuses radio signals on individual handset antennas instead of spreading the signals over the entire cell covered by one base station as well as blocks the strongest interference which significantly increases performance, capacity and high speed data rates. The AirNet™ adaptive array SuperCapacity™ base station provides network operators with a potentially compelling value proposition. The adaptive array technology, licensed by AirNet from ArrayComm, Inc., improves capacity, call quality, and high-speed data performance while reducing the number of cell sites required by up to a factor of 6x. In order to support capacity deployments on traditional wireless systems, operators must re-use their spectrum. This re-use of spectrum creates additional voice channels but inherently increases interference, degrading the quality of service provided by the network. In contrast, the AirNet SuperCapacity base station utilizing adaptive array processing reduces interference, improves voice quality, conserves signal power by focusing and receiving energy only in desired locations, and increases capacity by up to 6x.

RapidCell™ base station. Our RapidCell™ base station is a miniaturized version of the AdaptaCell base station. The AirNet RapidCell base station is about the size of a large suitcase and can support up to 12 GSM carriers or 96 traffic channels configured for rapid deployment for use by emergency first responders or the military. Radio interoperability is a significant issue for both military and public safety communications systems. In the event of an emergency situation, local law enforcement, State Police, FEMA, Fire Departments, Civil Defense authorities and the National Guard are often first to respond. Each of these agencies have procured communications systems that meet their individual needs. Unfortunately, these communications systems are sometimes incompatible such that one agency cannot use their system to communicate with other agencies. A multi-band or multi-protocol base station could serve as a communications link between the agencies. AirNet has already demonstrated up to three different GSM bands in a single, RapidCell base station in a secure mode. In the future, we believe the RapidCell base station could be enabled to address the multi-protocol requirements of emergency first responders and the military.

AirSite® Backhaul Free™ base station. The AirSite® Backhaul Free™ base station carries voice and data signals back to the wireline network without using a physical wired communications link. Our AirSite Backhaul Free base station uses an operator’s existing radio frequencies as the media to provide the necessary connection to the wireline network. Unlike our competitors’ base stations, our AirSite Backhaul Free base station does not require an expensive physical communications link, usually through a digital T-1/E-1 telephone line or microwave, to the wireline network. As a result, an operator’s fixed network operating costs may significantly decrease.

Like other wireless infrastructure suppliers, we have experienced the adverse effects of the global downturn in telecommunications infrastructure spending. We have historically relied upon an integrated suite of infrastructure products for all our sales—a product line that was optimized to meet the needs of the initial-coverage and coverage-limited segments of the wireless infrastructure market. Through sales of the AdaptaCell base station together with the AirSite Backhaul Free base station, these are market segments where we believe our products enjoy a competitive advantage. Unfortunately, the slowdown in infrastructure spending, particularly in our North America markets, has adversely affected demand in all segments of the infrastructure market.

In response, we undertook a major restructuring starting in mid 2001 to better leverage our technology base and entrepreneurial culture to target new market opportunities for our GSM products. We have redirected our activities to focus on three applications for our products: (1) we have developed our adaptive array SuperCapacity base station for high capacity voice and 2.5G high speed data markets (for example GPRS and EDGE); (2) our traditional GSM infrastructure, including the AdaptaCell base station and the AirSite Backhaul Free base station, serve wireless markets that require a cost-effective coverage based solution; and (3) the growing market for secure, adaptable wireless infrastructure for governmental and public safety applications is served by our compact, rapidly deployable RapidCell base station.

The Offering

Shares outstanding before the offering:	65,607,607 shares

Securities offered by selling stockholders:	14,215,916 shares, including 3,155,307 shares issuable upon exercise of warrants

Shares outstanding after the offering:	68,762,914 shares

Use of proceeds:	If the warrants are exercised to purchase the shares registered under this registration statement (at an exercise price of $1.32 per share), we will receive gross proceeds of approximately $4,165,000. We intend to use the net proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes. We will not receive any proceeds from the sale of shares by the selling stockholders.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. The trading price of our common stock could decline due to any of these risks and you may lose all or part of your investment. In assessing these risks, you should also refer to the other information contained or incorporated by reference in this prospectus, including our consolidated financial statements and related notes.

A long-lasting downturn in the global economy that impacts the wireless communications industry could negatively affect our revenues and operating results. The global economy is in the midst of a slowdown that has had wide-ranging effects on markets that we serve, particularly wireless communications equipment manufacturers and network operators. This downturn has had a negative effect on our revenues. We cannot predict the depth or duration of this downturn, and if it grows more severe or continues for a long period of time, our ability to increase or maintain our revenues and operating results may be impaired. In addition, because we intend to continue to invest in research and development during this downturn and to maintain ongoing customer service and support capability, any decline in the rate of growth of our revenues will have a significant adverse impact on our operating results.

Current economic conditions affecting the wireless communications industry may lead prospective and existing customers to postpone their purchasing decisions. The industry wide decrease in demand for wireless telecommunications infrastructure has adversely affected us. We cannot predict when the demand will increase or when many of our customers and potential customers will start to make significant purchases of our products.

We have incurred significant losses since we began doing business. We anticipate continuing losses and may never achieve or sustain profitability. We have accumulated losses of $242.9 million since we began doing business in 1994 through December 31, 2003, and we may never achieve or sustain profitability. We will need to generate significantly higher revenues to achieve and sustain profitability. Since we began doing business in 1994, we have generated $114.0 million in net revenues through December 31, 2003. We have been marketing our GSM base stations since 1996. We have never reported a profit. We will continue to incur significant research and product development, sales and marketing, materials and general administrative expenses, and we expect our expenses to increase as compared to prior periods, as we expand our sales force and our international operations. We anticipate a net loss for the year 2004 and we may continue to incur losses beyond 2004. We cannot be certain that we will realize sufficient revenues or margins to sustain our business.

We may not be able to obtain additional capital to fund our operations on reasonable terms and this could hurt our business and negatively impact our stockholders. If adequate funds in the form of equity or debt are not available on reasonable terms or terms acceptable to us, we may be unable to continue as a going concern. If we raise additional funds through the issuance of convertible debt or additional equity securities, the percentage ownership of our existing stockholders would be reduced, the securities issued may have rights, preferences and privileges senior to those of holders of our common stock, and the terms of the securities may impose restrictions on our operations. Our secured convertible note holders have a senior security interest in all of our assets, and until these investors are paid in full or until they have converted the notes and accrued interest into common stock, we may not be able to obtain additional investment or working capital.

If the installments due under the $16 million financing by SCP II and TECORE are not made on a timely basis, we may be forced to seek protection under the federal bankruptcy laws. If TECORE defaults on an installment payment due to us as payment of the purchase price of its convertible note, at a time when we need the capital to sustain our operations, and if we are unable to raise capital from another source we are likely to cease operations or file for protection from claims of our creditors under the federal bankruptcy laws.

If we are unable to pay principal and interest on the $16 million financing when due, we may be forced to seek protection under the federal bankruptcy laws. The convertible notes we sold in August 2003 in connection with our debt financing are convertible into our common stock at the election of the holders. In April 2004, TECORE converted $1 million principal amount of its note into our common stock. Principal and interest on the notes that have not been converted become payable in August 2007, subject to acceleration in certain circumstances. If the notes are not converted and we are unable to pay the principal amount and accrued interest on the notes when due, whether at maturity or by acceleration, the note investors could foreclose on the notes and force a sale of our assets, including our intellectual property. Under such circumstances, we may need to cease operations or file for protection from claims of our creditors under the federal bankruptcy laws.

Conversion of the secured convertible notes will significantly dilute the percentage ownership of our existing stockholders. If shares of our common stock are issued to the investors upon conversion of the secured convertible notes together with accrued interest, existing stockholders will have their ownership percentage substantially diluted. The number of shares of common stock issuable under the terms of the proposed financing will also affect our earnings per share on a going-forward basis. The larger the number of shares deemed outstanding, the lower the earnings per share will be. The actual effect of any conversion on our earnings per share will depend on the level of our earnings in future periods, the actual amount converted pursuant to the notes and the impact of the accounting treatment of the secured convertible notes. TECORE converted $1 million principal amount of its note into 9,553,442 common shares in April 2004 and 5 million of those shares are included in this prospectus.

We have a limited operating history. You should not rely on our recent results as an indication of our future results. Our base stations are being used in twenty-five commercially deployed systems. We had net revenues of $14.5 million, $23.0 million and $15.8 million in 2001, 2002 and 2003, respectively. Unless we can achieve significant increases in market acceptance of our products, we may never advance beyond our market penetration phase. Due to our limited operating history, it is difficult or impossible for us to predict future results and you should not expect future revenue growth based on our recent results. You should consider our business and prospects in light of the risks and problems faced by technology companies in the early stages of development.

Our operating results are subject to substantial quarterly and annual fluctuations and to market downturns. Our revenues, earnings and other operating results have fluctuated significantly in the past and may fluctuate significantly in the future. General economic or other conditions causing a downturn in the market for our products or technology, affecting the timing of customer orders or causing cancellations or rescheduling of orders could also adversely affect our operating results. Moreover, our customers may change delivery schedules or cancel or reduce orders without incurring significant penalties and generally are not subject to minimum purchase requirements.

Our future operating results will be affected by many factors, including the following:

•	Changes in the growth rate of the wireless communications industry;

•	Consolidation in the wireless communications industry;

•	Our ability to compete successfully against similar and larger sized GSM communications equipment providers;

•	Continued control of costs and reducing expenses;

•	Efficiently manufacturing our products ourselves and through outsourcing arrangements;

•	Absorbing overhead costs through higher manufacturing volume;

•	Generating cash flow from operations;

•	The mix of our revenue;

•	The collectibility of our trade receivables;

•	Our ability to retain existing or secure anticipated customers or orders, both domestically and internationally;

•	The availability and cost of products and services from our third-party suppliers;

•	Our ability to develop, introduce and market new technology, products and services on a timely basis;

•	Our ability to reduce product costs to be cost competitive;

•	Foreign currency fluctuations, inflation and deflation;

•	Decreases in average selling prices or demand for our products;

•	Intellectual property disputes and litigation;

•	Government regulations;

•	Product defects;

•	The availability of capital to fund operations;

•	Management of inventory in response to shifts in market demand; and

•	Changes in the mix of technology and products developed, produced and sold.

The foregoing factors are difficult to forecast and these, as well as other factors, could harm our quarterly or annual operating results. If our operating results fail to meet the expectations of investment analysts or investors in any period, the market price of our common stock may decline. If we are unable to achieve or maintain profitability, or if we are unable to achieve cash-flow breakeven, we will be unable to build a sustainable business. In this event, the market price of our common stock may decline as well.

Our lengthy and variable sales cycle makes it difficult for us to predict if and when a sale will be made and could cause us operating difficulties and cash flow problems. Our sales cycle, which is the period from the generation of a sales lead until the recognition of revenue, can be long and is unpredictable, making it difficult to forecast revenues and operating results. Our inability to accurately predict the timing and magnitude of our sales could cause a number of problems:

•	We may have difficulty meeting our customers’ delivery requirements in the event many large orders are received in a short period of time because we have limited production capacity and generally do not carry certain materials in inventory;

•	We may expend significant management efforts and incur substantial sales and marketing expenses in a particular period that do not translate into orders during that period or at all.

•	We may have difficulty meeting our cash flow requirements and obtaining credit because of delays in receiving orders and because the terms of many of our customer contracts defer certain billings until post-shipment contractual milestones are met.

•	The problems resulting from our lengthy and variable sales cycle could impede our growth, harm our stock price, and restrict our ability to take advantage of new opportunities.

Investment in our stock is speculative. In light of the current market conditions for wireless communications and our precarious financial condition, we believe that an investment in our stock is highly speculative. Any investment in our common stock should only be made with discretionary capital, all of which an investor can afford to lose.

Our stock price is volatile. The stock markets in general, and the stock prices of technology-based companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of any specific public company. The market price of our common stock has fluctuated in the past and is likely to fluctuate in the future as well. Factors that may have a significant impact on the market price of our stock include:

•	Announcements concerning us, or our competitors;

•	Receipt of substantial orders for base stations;

•	Quality deficiencies in services or products;

•	Announcements regarding financial developments or technological innovations;

•	International developments, such as technology mandates, political developments or changes in economic policies;

•	New commercial products;

•	Changes in recommendations of securities analysts;

•	Government regulations;

•	Acts of terrorism or war; and

•	Proprietary rights or product or patent litigation.

Our future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Shortfalls in our revenues or earnings in any given period relative to the levels expected by securities analysts or investors could immediately, significantly and adversely affect the trading price of our common stock.

We may not continue to meet Nasdaq listing standards. Under continued listing standard one (rule 4450(a)), companies listed on the Nasdaq National Market are required to have net tangible assets of $4 million, total stockholders’ equity of $10 million, and a minimum bid price of at least $1.00 per share (or a minimum bid price of at least $5.00 per share with no net tangible asset requirement). During the months of November and December 2003, and again in May 2004, our share price traded at, and occasionally below, the required minimum bid price of $1.00 per share for continued listing. We cannot give investors in our common stock any assurance that we will be able to maintain compliance with the $1.00 per share minimum bid price standard, the minimum stockholders’ equity standard or any of the other applicable standards for continued listing on Nasdaq or that the liquidity that Nasdaq provides will be available to investors in the future.

Intense competition in the market for wireless telecommunications equipment from many larger, more established companies with greater resources could prevent us from increasing our revenue and achieving profitability. The wireless telecommunications infrastructure market is highly competitive. We compete with large infrastructure manufacturers, systems integrators, and base station subsystem suppliers, as well as new market entrants. Most of our current and potential competitors have longer operating histories and presence in key markets, larger installed customer bases, substantially greater name recognition, and more financial, technical, manufacturing, marketing, sales, distribution and other resources than we do. We may not be able to compete successfully against current and future competitors, including companies that develop and market new wireless telecommunications products and services. These competitive pressures may result in price reductions, reduced gross margins, longer sales cycles and loss of customers. In addition roaming considerations and bundled Mobile Switch Centers (MSCs) price/performance competition has impeded our sales in the North American market.

Competition in the telecommunications market is based on varying combinations, including:

•	Comprehensiveness of product and technology solutions;

•	Manufacturing capability;

•	Scalability and the ability of the system solution to meet customers’ immediate and future network requirements;

•	Product performance and quality;

•	Design and engineering capabilities;

•	Compliance with industry standards;

•	Time to market;

•	System cost; and

•	Customer support.

We anticipate that additional competitors will enter our markets as a result of growth opportunities in wireless telecommunications, the trend toward global expansion by foreign and domestic competitors, technological and public policy changes and relatively low barriers to entry in selected segments of the industry.

As a result of these factors, these competitors may be more successful than we are. In addition, we anticipate additional competitors will enter the market for products based on 3G or other advanced high-speed data standards. These competitors may have more established relationships and distribution channels in markets not currently deploying wireless communications technology. These competitors also have established or may establish financial or strategic relationships among themselves or with our existing or potential customers, resellers or other third parties. These relationships may affect customers’ decisions to purchase products from us. Accordingly, new competitors or alliances among competitors could emerge and rapidly acquire significant market share to our detriment.

Our comparative inability to provide financing for our customers is a competitive disadvantage and could result in a loss of sales and/or customers to competitors with greater resources. We do not typically offer financing to our customers, which could cause us to lose business to our larger competitors. Our future success may depend upon our continuing ability to help arrange financing for our customers. If we cannot assist in arranging financing for our customers, we may lose sales and customers to competitors that directly provide financing.

Credit risk problems resulting from customer financing could hurt our results and require us to raise additional capital. Many of our customers and potential customers are start-up and small companies with a limited operating history. In some instances, we have provided and will continue to provide customer financing. We face credit risks, including slow payments or non-payments from customers, and we may need to raise additional capital to support financed sales and to deal with related credit risk problems.

A small number of customers account for substantially all of our revenues and the loss of any of these customers could hurt our results and cause our stock price to decline. Our customer base has been and may continue to be concentrated with a small number of customers. The loss of any of these customers or the delay, reduction or cancellation of orders by or shipments to any of these customers could hurt our results and cause a decline in our stock price. The effect of these risks on our operating results is compounded by our lengthy sales cycle. In 2003, sales to three customers accounted for 85.3% of our total revenue. In 2002 sales to five customers accounted for 81.8% and in 2001 sales to four customers accounted for 57.8% of total revenue.

The chart below shows the breakout by fiscal year of the concentration of revenue:

	YEARS ENDED DECEMBER 31,
	2003	2002	2001
TECORE Wireless Systems	42.7%	49.0%	14.1%
U.S. Government	28.5%	—	—
Hafatel/Guam Wireless	14.1%	4.7%	—
Alcatel	3.3%	—	—
MBO Cross	3.1%	4.7%	16.6%
COMTEL	1.8%	0.4%	14.0%
Telsom Mobile	1.5%	21.2%	2.5%
Pioneer	1.2%	0.8%	2.7%
Pinpoint	0.8%	0.5%	4.4%
ADAMS	0.7%	1.0%	13.1%

We have a concentrated customer base and the failure of any of our customers to pay us or to pay us on time could cause significant cash flow problems, hurt our results and cause our stock price to decline. Our concentrated customer base significantly increases the credit risks associated with slow payments or non-payments by our customers. These risks are also higher for us since many of our customers are start-up and small companies. Two customers accounted for 61% of our outstanding accounts and notes receivable as of December 31, 2003, with one customer, TECORE, representing 39%. We are also dependent upon TECORE for payment of additional installments for their senior debt funding. Two customers accounted for 71% of our combined outstanding accounts and notes receivable as of December 31, 2002. Two customers represented 73% of our combined outstanding accounts and notes receivable as of December 31, 2001. In the past we have incurred bad debt charges and we may be required to do so in the future. The failure of any of our customers to pay us, or to pay us on time, causes significant cash flow problems, hurts our results and could cause our stock price to decline.

Intense price performance competition for mobile switch centers will reduce sales opportunities in North American markets. As a result of the reduction in global demand, our competitors have been bundling Mobile Switch Centers (MSCs) together with base stations at deeply discounted pricing levels targeting our traditional customer base resulting in intense price performance competition. This competition has substantially reduced opportunities for us to expand or to continue sales of our “coverage solution products” to small/medium sized PCS operators in North America. We are executing a significant cost reduction program for our products and we have programs in place to enhance the MSC price performance to address these competitive pressures but there can be no assurances that these efforts will be successful. If we are unable to overcome the current competitive pressures facing us in connection with our traditional target market of small to medium operators for cost effective coverage solutions, we may be unable to compete against our larger competitors for future sales to small and medium sized PCS operators in North America.

If we continue to expand into international markets, we will become subject to additional business risks. We began marketing and selling our products internationally in Africa, the Middle East, Asia and Latin America both through OEM resellers and our direct sales staff. Our business plan contemplates that a majority of our sales over the next several years will be in international markets. Our revenues from direct and OEM sales to international customers as a percentage of total revenues were 33.3%, 78.1%, and 41.5% for the years ended December 31, 2001, 2002, and 2003, respectively. In many international markets, barriers to entry are created by long-standing relationships between our potential customers and their local providers and protective regulations, including local content and service requirements. In addition, our pursuit of international growth opportunities may require significant investments for an extended period before we realize returns, if any, on our investments.

Our international operations could be adversely affected by a variety of uncontrollable and changing risks and uncertainties, including:

•	Difficulties and costs associated with obtaining foreign regulatory approval for our products;

•	Unexpected changes in regulatory requirements;

•	Difficulties and costs associated with complying with a wide variety of complex foreign laws and treaties;

•	Legal uncertainties regarding, and timing delays and expenses associated with, tariffs, export licenses and other trade barriers;

•	Inadequate protection of intellectual property in foreign countries;

•	Increased difficulty in collecting delinquent or unpaid accounts;

•	Lack of suitable export financing;

•	Adverse tax consequences;

•	Dependence upon independent sales representatives and other indirect resellers who may not be as effective and reliable as our employees;

•	Difficulties and costs associated with staffing and managing international operations, overcoming cultural, linguistic and nationalistic barriers and adapting to foreign business practices;

•	Political and economic instability; and

•	Currency fluctuations, including a decrease in the value of foreign currencies relative to the U.S. dollar which could make our products less competitive against those of foreign competitors.

In addition to general risks associated with our international sales and operations, we are subject to risks specific to the individual countries in which we do business. A portion of our international sales efforts will be targeted to service operators who plan to deploy wireless communications networks in developing countries where risks ordinarily associated with international operations are particularly acute, including developing countries in Africa, Asia, the Middle East and Latin America.

Any of these factors could impair our ability to expand into international markets and could prevent us from increasing our revenues and achieving profitability.

We sell products to companies in emerging markets in the Middle East and Africa. Future sales in these markets will be subject to economic, health and political risks. For the year ended December 31, 2003, our direct and indirect customers in the Middle East and Africa, including sales through TECORE, accounted for approximately 41.5% of our revenue. Sales in these regions have accounted for a greater proportion of our revenue in prior years, and may account for an increased portion of revenues again in the future. Sales in these markets pose significant additional risks, which include:

•	Potential inability to enforce contracts or take other legal action, including actions to protect intellectual property rights;

•	Difficulty in collecting revenues, obtaining letters of credit, and risks related to fluctuations in currency exchange rates, particularly if sales are denominated in the local currency rather than in U.S. dollars;

•	Changes in United States foreign trade policy towards countries in the Middle East and Africa which may restrict our ability to export products to, or make sales in, those markets and similar changes in those markets’ policy regarding the United States; and

•	Changes in government regulation affecting companies doing business in the Middle East and Africa, either through export sales or local manufacturing operations.

In the event our revenue levels from sales to the Middle East and Africa increase, we will become increasingly subject to these risks. The occurrence of any of these risks would harm our revenues or cash collections from our customers and could in turn cause our revenue, cash flow or growth to decline and harm our business and results of operations.

Sales in certain foreign countries pose unique and significant risks. A substantial portion of our product sales in 2003 were directly or indirectly made to operators in foreign countries, including countries experiencing armed conflict, civil unrest and instability, reports of terrorist activities, and anti-American sentiment and activities. Conditions in these countries present unique and significant risks. Actions by foreign governments or hostile forces could result in harm to our personnel or our customers’ personnel, or the loss of customers and prospective customers and could materially adversely affect our business.

Our business and operating results may be harmed by inflation and deflation. Inflation has had and may continue to have adverse effects on the economies and securities markets of certain countries and could have adverse effects on our customers, including their ability to obtain financing and repay debts. Brazil and Mexico, for example, have periodically experienced relatively high rates of inflation and currency devaluation. Significant inflation or deflation could have a material adverse effect on our business, operating results, liquidity and financial position.

If we do not succeed in the development of new products and product features in response to changing technology and standards, customers will not buy our products. We need to develop new products and product features in response to the evolving demands for better technology or our customers will not buy our products. The market for our products is characterized by rapidly changing technology, evolving industry standards, emerging wireless transmission standards, and frequent new product introductions and enhancements. If we fail to develop our technology, we will lose significant potential market share to our competitors.

Our failure to comply with evolving industry standards could delay our introduction of new products. An international consortium of standards bodies has established the specifications for the third generation (3G) wireless standard, and is further working to establish the specifications of a future wireless standard and its interoperability with existing standards. Any failure of our products to comply with 3G or future standards could delay their introduction and require costly and time-consuming engineering changes. After the future standard is adopted, any delays in our introduction of next generation products could impair our ability to grow revenues in the future. As a result, we may be unable to achieve or sustain profitability. Even if we do develop our technology and products to work with these new standards, consumer demand for advanced wireless services may not be sufficient to justify network operators upgrading to them.

Our market opportunity could be significantly diminished in the event that GSM or any subsequent GSM-based standards do not continue to be or are not widely adopted. Our current products are designed to utilize only GSM, an international standard for voice and data communications. There are other competing standards including code division multiple access, or CDMA, and time division multiple access, or TDMA. In the event that GSM or any GSM-based standards do not continue to be or are not broadly adopted, our market opportunity could be significantly limited, which would seriously harm our business.

If we fail to accurately estimate product demand, we may incur expenses for excess inventory or be unable to meet customer requirements. Our customers typically give us firm purchase orders with short lead times before requested shipment. However, our contract manufacturer requires commitments from us so that it can allocate capacity and be assured of having adequate components and supplies from third parties. Failure to accurately estimate product demand could cause us to incur expenses related to excess inventory or prevent us from meeting customer requirements. In addition, our products are constantly evolving requiring new assemblies and components. If we fail to accurately estimate product demand, some inventory could be designed out resulting in excess inventory.

Our reliance on a limited number of suppliers could lead to delays, additional costs, problems with our customers and loss of revenue. A reduction or interruption in component supply or a significant increase in component prices could have a material adverse effect on our business or profitability. Our ability to meet customer demands depends, in part, on our ability to obtain timely and adequate delivery of parts and components from our suppliers and internal manufacturing capacity. We plan to continue utilizing only one or a small number of suppliers for each of the components of our base station systems. We have no long-term contracts or arrangements with any of our suppliers that guarantee product availability or the continuation of particular payment or credit terms. If, for any reason, a supplier fails to meet our quality and quantity requirements or stops selling products to us at commercially reasonable prices, we could experience significant production delays and cost increases, as well as higher warranty expenses and product image problems. We have experienced component shortages in the past, including components for our integrated circuit products, that have adversely affected our operations. Although we work closely with our suppliers to avoid these types of shortages, we may continue to encounter these problems in the future. Any of these problems could damage relationships with current or prospective customers, which could seriously harm our operating results in a given period and impair our ability to generate future sales

From time to time, we must replace some of the components of our products when the supplier of that component is discontinuing production. While we generally do not maintain an inventory of components, sometimes we do purchase an inventory of these discontinued components so that we can maintain production while finding new suppliers or developing substitute components ourselves. We face the risk that we may deplete that inventory before finding an adequate substitute, and that could cause the loss of significant sales opportunities. Alternatively, we could purchase too many of the components and may be left with excess inventory on our hands. We generally do not maintain an inventory of finished goods and many components have long lead times, with some taking 12 to 16 weeks from the time of entry of the order to delivery. We cannot guarantee that alternative sources of supply can be arranged on short notice or that components will be available from alternative sources on satisfactory terms.

Because some of our key components come from a single source, or require long lead times, we could experience unexpected interruptions, which could cause our operating results to suffer. A number of our suppliers are sole sources for key components for our products. These key components are complex, difficult to manufacture and require long lead times. In the event of a reduction or interruption of supply, or a degradation in quality, as many as six months could be required before we would begin receiving adequate supplies from other suppliers. Supply interruptions could delay product shipments, causing our revenues and operating results to decline.

We may not be able to adequately protect or defend our proprietary rights, which would hurt our ability to compete. Although we attempt to protect our intellectual property rights through patents, trademarks, trade secrets, copyrights, and nondisclosure agreements and other measures, intellectual property is difficult to evaluate and these measures may not provide adequate protection for our proprietary rights and information. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors may misappropriate our proprietary rights and information, disputes as to ownership of intellectual property may arise, and our proprietary rights and information may otherwise become known or independently developed by competitors. We are currently investigating options for monetizing our intellectual property portfolio, and we have retained a third party to review our existing patent portfolio and develop a patent licensing strategy for companies we believe may be infringing our patents. Existence of prior art, file wrapper estoppel, and patent invalidity are risks that may prevent us from successfully licensing our patents and intellectual property rights. The failure to protect our proprietary rights could seriously harm our business, operating results and financial condition. We have a relatively low number of inventions for which patents have been granted or patent applications are pending internationally. If we do not obtain sufficient international protection for our intellectual property, our competitiveness in international markets could be significantly impaired, which would limit our growth and future revenues.

Others may bring infringement claims against us that could be time-consuming and expensive to defend. In the future, claims of infringement of other parties’ proprietary rights, invalidity claims or claims for indemnification resulting from infringement claims may be asserted or prosecuted against us. Even if none of these claims were valid or successful, we would be forced to incur significant costs and divert important resources to defend against them. Any claim of infringement, whether or not successful, could cause us considerable expense and place a significant burden on our management.

A significant decrease in the cost of digital T-1/E-1 phone lines or microwave will diminish one of our competitive advantages. Existing base stations require an expensive physical communications link, usually through a digital T-1/E-1 phone line or microwave, to the wireline network. Any significant decrease in the cost of digital T-1/E-1 phone lines or microwave used to connect base stations to the wireline network, especially in less populated areas, will diminish a cost advantage that we currently use to market our products. The cost of T-1/E-1 or microwave facilities has recently declined significantly in urban areas because of increased competition.

If we fail to expand our customer base beyond the smaller operators, we may not be able to significantly grow our revenues. We will only be able to significantly grow our revenues if we can expand our customer base beyond the smaller operators. There are a limited number of such operators and most of them have limited resources. These operators are less stable and more susceptible to delays in their buildouts and deployments than more established operators. We plan on expanding our sales to include the larger domestic operators and international operators. However, as a result of the rapid consolidation of larger domestic GSM operators, there are only a few larger domestic operators remaining. To date we have not had any sales to the larger domestic operators, and we may not be successful in those markets in the future.

Significant numbers of employee and director options will vest beginning in August and September 2004, and sales of shares underlying those options could influence the market price of our stock. In August and September 2003, after the completion of our sale of senior secured convertible notes to two investors, we granted 20,381,926 stock options to employees and to three directors, including 10,883,106 options to our chief executive officer and 100,000 options to each of three directors, at an exercise price of $0.01 per share, under our stock option plan. One half of our CEO’s options will vest on August 13, 2004 and one half will vest on August 13, 2005. One half of such options granted to other employees and directors will vest on September 5, 2004, and the other half will vest on September

5, 2005. It is possible that employees and directors may begin to sell their shares upon vesting of their options, which could affect the market price of our common stock.

If we lose key personnel or are unable to hire additional qualified personnel, we may not be able to operate our business successfully. Our future success largely depends on our ability to attract and retain highly skilled hardware and software engineers, particularly call processing engineers and digital signal processing engineers. If we cannot continue to attract and retain quality personnel, that failure would significantly limit our ability to compete and to grow our business. Our success also depends upon the continuing contributions of our key management, research, product development, sales and marketing and manufacturing personnel, many of whom would be difficult to replace. Except for an employment and severance agreement we have with Glenn Ehley, our CEO and President, and a noncompetition agreement that we have with Terry Williams, our CTO, we do not have employment or noncompetition agreements with any of our key officers. We also do not have key man life insurance policies covering any of our employees. In January 2003, we postponed the payment of bonuses to employees and suspended the Company’s matching contribution to the 401(k) plan. These factors may create an impediment to the retention or attraction of key employees. In addition, the vesting of significant numbers of employee options in August and September 2004 and August and September 2005 described above (or any significant restrictions on their ability to sell the shares underlying their options under our insider trading policy) could influence some of our key employees’ incentives to remain with the company.

If we fail to manage our operations efficiently, our business and prospects could be seriously harmed. The need to develop and offer our products and implement our business plan in a difficult market will significantly challenge our planning and management capabilities. We may not be able to implement management information and control systems in an efficient and timely manner. If we are unable to manage our operations efficiently, our business and prospects could be seriously harmed. To manage our operations and personnel, we will need to:

•	Improve financial and operational controls, as well as our reporting systems and procedures;

•	Install new management information systems; and

•	Train, motivate and manage our sales and marketing, engineering, technical, finance and customer support employees.

The Sarbanes-Oxley Act of 2002 requires companies such as AirNet that are not expedited filers, to comply with more stringent internal control system and monitoring requirements beginning in 2005. This will require that we have a complete internal control system in place by the start of fiscal year 2005. Compliance with this new requirement may place an expensive burden and significant time constraint on these companies with limited resources.

We have an agreement with Motorola, Inc. to grant them rights, which could harm our business. When Motorola purchased $10.0 million of our Series B Preferred Stock in 1995, we granted Motorola the right to acquire a worldwide, nonexclusive, royalty-free license under any two of our patents. Motorola is a large telecommunications and technology company with significant resources and could exercise this right at any time and begin using these licenses to compete against us. With respect to any possible infringement of our respective digital base station patents, Motorola has agreed with us not to enjoin the other and to attempt dispute resolution, including negotiation of nonexclusive license agreements in good faith, before resorting to litigation.

We expect the prices of our products to decline due to competitive pressures, and this decline could reduce our revenues and gross margins. We anticipate that the prices of our products will decrease in the future due to competitive pricing pressures, increased sales discounts, new product introductions or other factors. If we are unable to offset these factors by increasing our sales volumes, our revenues will decline. In addition, to maintain our gross margins, we must develop and introduce new products and product enhancements, and we must continue to reduce the manufacturing costs of our products. We cannot guarantee that we will be able to do these things successfully. Our failure to do so would cause our revenue and gross margins to decline, which could seriously harm our operating results and cause the price of our common stock to decline.

Our industry is subject to extensive government regulation that could cause significant delays and expense. Wireless telecommunications are subject to extensive regulation by the U.S. and foreign governments. If we fail to conform our products to regulatory requirements or experience any delays in obtaining regulatory approvals, we could lose sales. Moreover, in most cases, we only plan to qualify our products in a foreign country once we have a purchase order from a customer located there, and this practice may deter customers or contribute to delays in receiving or filling orders. In addition, continuing regulatory compliance could be expensive and may require time-consuming and costly modifications of our products. Any failure of domestic and international regulatory authorities to allocate suitable frequency spectrum could limit our growth opportunities and our future revenues.

Because our products are highly complex and are deployed in complex networks, they may have errors or defects that we find only after deployment, which if not remedied could harm our business. Our products are highly complex, are designed to be deployed in complex networks and may contain undetected defects, errors or failures. Although our products are tested during manufacturing and prior to deployment, they can only be fully tested when deployed in commercial networks. Consequently, our customers may discover errors after the products have been deployed. The occurrence of any defects, errors or failures could result in installation delays, product returns, diversion of our resources, increased service and warranty costs, legal actions by our customers, increased insurance costs and other losses to us or to our customers or end users. Any of these occurrences could also result in the loss of or delay in market acceptance of our products, which would harm our business and adversely affect our operating results and financial condition.

Directors’ and officers’ insurance may be difficult or cost prohibitive to obtain. Our current directors’ and officers’ insurance policy was difficult and expensive to obtain. The policy will expire on December 6, 2004. It may be difficult and/or expensive to secure a replacement policy. If we are unable to renew or secure a replacement policy, we could lose our officers and directors and it will be extremely difficult to recruit qualified replacements for our management team and board of directors, which would have a material adverse affect on our business.

Control by our existing stockholders could discourage the potential acquisition of our business. As of April 30, 2004, 5% or greater stockholders and their affiliates owned 29 million shares or approximately 44.3% of our outstanding shares of common stock. In addition, two of these stockholders, TECORE and SCP Private Equity Partners II, L.P. (“SCP II”), hold the rights to acquire another 151.6 million shares of common stock upon conversion or their secured notes, including accrued interest through April 30, 2004. Acting together, these stockholders would be able to control all matters requiring approval by stockholders, including the election of directors. Moreover, since the sale of the secured convertible notes to TECORE and SCP II, the combined interests of these two investors constitute a controlling interest in the Company, with TECORE holding a majority of the outstanding shares on a fully diluted basis (assuming conversion of TECORE’s Note). This concentration of ownership could have the effect of delaying or preventing a change in control of our business or otherwise discouraging a potential acquirer from attempting to obtain control of us, which could prevent our stockholders from realizing a premium over the market price for their shares of common stock.

Some of our larger investors may attempt to sell their common stock, which may depress the market price of our securities. Mellon Ventures, L.P., SCP II, and TECORE each beneficially hold more than 5% of the Company’s common stock. If any one of these investors sells their common shares, the number of buyers in the market may not support the shares being sold and the market price of our shares could drop. The effect of these sales could be further accelerated in the event the Company is not able to maintain its Nasdaq National Market listing.

We do not expect to pay dividends. We have never paid any cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain any future earnings for use in the business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Therefore, you may not receive any return on an investment in our common stock in the form of dividends.

USE OF PROCEEDS

If the warrants are exercised to purchase the shares registered under this registration statement, we will receive gross proceeds of approximately $4,165,000. We intend to use any net proceeds we receive upon exercise of the warrants primarily for working capital and general corporate purposes.

SELLING STOCKHOLDERS

The following table presents certain information regarding the beneficial ownership of shares of our common stock by the selling stockholders as of April 30, 2004, assuming exercise of the warrants, and the number of shares of our common stock covered by this prospectus. None of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us, except as noted below. Following the offering, and assuming all of the common stock offered by the selling stockholders has been sold, none of the selling stockholders will beneficially own 1% or more of our common stock, except as noted below.

Name of Selling Stockholder	Number of Shares Beneficially Owned Prior to the Offering (1)	Number of Shares Acquirable Upon Exercise of Warrants	Total Number of Shares and/or Shares Underlying Warrants Being Offered	Beneficial Ownership After Offering(1)
				Number	Percent
Bluegrass Growth Fund LP	550,965	275,483	826,448	—	—
Capital Ventures International(2)	1,101,929	550,965	1,652,894	—	—
JR Squared LLC(3)	1,101,929	550,965	1,652,894	—	—
SF Capital Partners Ltd.(4)	2,203,857	1,101,929	3,305,786	—	—
Smithfield Fiduciary, LLC(5)	1,101,929	550,965	1,652,894	—	—
TN Capital Equities, Ltd.(6)	—	125,000	125,000	—	—
TECORE, Inc.(7)	119,710,643	—	5,000,000	114,710,643	65.3%
Totals:	125,771,252	3,155,307	14,215,916	114,710,643	65.3%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to shares of our common stock that a person has the right to acquire within 60 days after April 30, 2004. Excludes shares of Registrant’s Common Stock that may be issued upon exercise of warrants, as warrants are not exercisable until October 21, 2004.

(2)	Heights Capital Management, Inc., the authorized agent of Capital Venture International (“CVI”), has discretionary authority to vote and dispose of the shares held by CVI and may be deemed to be the beneficial owner of these shares. Martin Kobinger, in his capacity as Investment Manager of Heights Capital Management, Inc., may also be deemed to have investment discretion and voting power over the shares held by CVI. Mr. Kobinger disclaims any such beneficial ownership of the shares.

(3)	Each of Jeffrey Markowitz, Richard Friedman and Richard Feldman possess investment discretion and voting power over the shares held by JR Squared LLC.

(4)

Michael A. Roth and Brian J. Stark are the founding members and direct the management of Staro Asset Management, L.L.C., a Wisconsin limited liability company (“Staro”) which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Staro, Messrs. Roth and Stark possess sole voting and dispositive power over all of the shares owned by SF Capital Partners Ltd.

(5)	Highbridge Capital Management, LLC is the trading manager of Smithfield Fiduciary LLC and has voting control and investment discretion over securities held by Smithfield Fiduciary LLC. Glen Dubin and Henry Swieca control Highbridge Capital Management, LLC. Each of Highbridge Capital Management, LLC, Glen Dubin and Henry Swieca disclaims beneficial ownership of the securities held by Smithfield Fiduciary LLC.

(6)	TN Capital Equities acted as placement agent in the private placement of shares in April 2004.

(7)	Beneficial ownership by TECORE reflects (i) the 9,553,422 shares of common stock issued upon conversion of $1 million principal amount of its senior secured convertible notes in April 2004, of which 5,000,000 shares are being offered under this prospectus, (ii) 105,087,857 shares of common stock into which the remaining $11 million principal amount of TECORE’s senior secured convertible note could be converted at a conversion price of $0.10467432 per share, assuming payment by TECORE of all remaining installment payments on such notes, and (iii) 5,069,344 shares of common stock underlying accrued interest on the note through April 30, 2004. Jay Salkini, TECORE’s president and chief executive officer, is a director of AirNet, and two of our other directors are affiliated with TECORE.

PLAN OF DISTRIBUTION

The Selling Stockholders and any of their pledgees, donees, transferees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of our Common Stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits Investors;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	to cover short sales made after the date that this Registration Statement is declared effective by the Commission;

•	broker-dealers may agree with the Selling Stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

The Selling Stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the Selling Stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The Selling Stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

The Selling Stockholders may from time to time pledge or grant a security interest in some or all of the Shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell shares of Common Stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

Upon the Company being notified in writing by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of Common Stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such Selling Stockholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the shares of Common Stock were sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In addition, upon the Company being notified in writing by a Selling Stockholder that a donee or pledge intends to sell more than 500 shares of Common Stock, a supplement to this prospectus will be filed if then required in accordance with applicable securities law.

The Selling Stockholders also may transfer the shares of Common Stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, that can be attributed to the sale of Securities will be paid by the Selling Stockholder and/or the purchasers. Each Selling Stockholder has represented and warranted to the Company that it acquired the securities subject to this registration statement in the ordinary course of such Selling Stockholder’s business and, at the time of its purchase of such securities such Selling Stockholder had no agreements or understandings, directly or indirectly, with any person to distribute any such securities.

The Company has advised each Selling Stockholder that it may not use shares registered on this Registration Statement to cover short sales of Common Stock made prior to the date on which this Registration Statement shall have been declared effective by the Commission. If a Selling Stockholder uses this prospectus for any sale of the Common Stock, it will be subject to the prospectus delivery requirements of the Securities Act. The Selling Stockholders will be responsible to comply with the applicable provisions of the Securities Act and Exchange Act, and the rules and regulations thereunder promulgated, including, without limitation, Regulation M, as applicable to such Selling Stockholders in connection with resales of their respective shares under this Registration Statement.

The Company is required to pay all fees and expenses incident to the registration of the shares, but the Company will not receive any proceeds from the sale of the Common Stock. The Company has agreed to indemnify the Selling Stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. If the Selling Stockholders use this prospectus for any sale of the Common Stock, they will be subject to the prospectus delivery requirements of the Securities Act.

LEGAL MATTERS

The validity of the shares of our common stock offered by selling stockholders will be passed upon by the law firm of Edwards & Angell, LLP, West Palm Beach, Florida.

EXPERTS

The financial statements incorporated in this prospectus by reference from the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph related to an uncertainty as to the Company’s ability to continue as a going concern), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered by this prospectus. This prospectus is part of that registration statement and does not contain all the information included in the registration statement. For further information with respect to our common stock and us, you should refer to the registration statement and its exhibits. Portions of the exhibits have been omitted as permitted by the rules and regulations of the Securities and Exchange Commission. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

The registration statement may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Regional Offices at the Commission located in the Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at 233 Broadway, New York, New York 10279. Copies of those filings can be obtained from the Commission’s Public Reference Section, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates and may also be obtained from the web site that the Commission maintains at http://www.sec.gov. You may also call the Commission at 1-800-SEC-0330 for more information.

We file annual, quarterly and current reports and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information on file at the Commission’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the Securities and Exchange Commission.

Our common stock is traded on the Nasdaq National Market. Material filed by us can be inspected at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (excluding information furnished in filings made under Items 9 or 12 of Form 8-K), until this offering has been completed:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed on March 10, 2004.

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004, filed on May 14, 2004.

•	Our Current Reports on Form 8-K filed on March 19, 2004, April 23, 2004, April 26, 2004 and May 10, 2004.

•	The description of our common stock contained in our Registration Statement on Form 8-A, as filed with the SEC on November 19, 1999 pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, and any amendment or report subsequently filed by us for the purpose of updating that description.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses payable by the Company in connection with the issuance and distribution of the securities being registered hereunder. No expenses shall be borne by the selling stockholders. All of the amounts shown are estimates, except for the SEC registration fees.

SEC Registration Fee	$1,604
Printing and Engraving Expenses*	5,000
Accounting Fees and Expenses*	8,000
Legal Fees and Expenses*	20,000
Fees and Expenses for Qualification Under State Securities Laws*	—
Miscellaneous*	—

TOTAL	$34,604

*	Estimated

ITEM 15.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Officers and directors of the Company are covered by certain provisions of the Delaware General Corporation Law and the Certificate of Incorporation and Bylaws of the Company, which serve to limit, and, in certain instances, to indemnify them against, liabilities which they may incur in such capacities.

Delaware General Corporation Law permits a corporation to indemnify its directors, officers, employees and agents if the person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation.

The Company’s Certificate of Incorporation limits the liability of a director to the fullest extent permitted by Delaware law and specifically provides that a director of the Company will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the Company or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit.

The Company’s bylaws provide for the indemnification of directors and officers (as well as certain other persons) if the person acted in good faith and a manner reasonably believed to be in or not opposed to the Company’s best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful. In an action by or in the right of the Company, no indemnification may be made if the person shall have been adjudged to be liable to the Company unless the court in which the action was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for the expenses which the court deems proper. The Company’s bylaws also provide that any indemnification (unless ordered by a court) may be made by the Company only as authorized in the specific case upon a determination that indemnification is proper in the circumstances because the person has met the applicable standard of conduct. This determination must be made (i) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to the action, (ii) if a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the shareholders of the Company. If an indemnified person has been successful on the merits or otherwise in defense of any action described above, or in the defense of any matter in the action, the person will be indemnified against expenses (including attorneys’ fees) incurred in connection with the action, without the necessity of authorization in the specific case. Expenses incurred in defending or investigating a threatened or pending action may be paid by the Company in advance of the final disposition of the action upon receipt of an undertaking by the person to repay the amount if it is ultimately determined that indemnification is not proper. The indemnification and advancement of expenses provided by or granted under the Company’s bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of shareholders or disinterested directors or otherwise, it being the Company’s policy that indemnification of the persons specified in the bylaws shall be made to the fullest extent permitted by law. The indemnification and advancement of expenses provided by the Company’s bylaws, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and inure to the benefit of the heirs, executors and administrators of that person.

The Company carries directors’ and officers’ liability insurance.

ITEM 16.	EXHIBITS.

Exhibit No.	Description

4.1	Securities Purchase Agreement dated as of April 22, 2004 among the Registrant and the investors named therein (1)

4.2	Registration Rights Agreement dated as of April 23, 2004 among the Registrant and the investors named therein (2)

4.3	Form of Warrant dated as of April 23, 2004 issued by the Registrant to each of the investors and to the Company’s placement agent (2)

5.1	Legal Opinion of Edwards & Angell, LLP*

23.1	Consent of Deloitte & Touche LLP, Independent Auditors*

23.2	Consent of Edwards & Angell, LLP (included in Exhibit 5.1)

24.1	Power of attorney (included on the signature pages to this Registration Statement).

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on April 23, 2004.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on April 26, 2004.

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes:

1.	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

2.	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, in the city of Melbourne, state of Florida, on May 20, 2004.

AirNet Communications Corporation

By:	/s/ Glenn A. Ehley

Name:	Glenn A. Ehley
Title:	President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Glenn A. Ehley and Joseph F. Gerrity, and each of them, his attorneys-in-fact and agents, each with full power of substitution, for him/her and in his/her name, place and stead, in any and all capacities, to sign any or all amendments to this Registration Statement on Form S-3, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection with this Registration Statement, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that any of said attorneys-in-fact and agents, or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates stated:

SIGNATURE	TITLE	DATE

/s/ Glenn A. Ehley Glenn A. Ehley	President and Chief Executive Officer and Director (Principal Executive Officer)	May 20, 2004

/s/ Joseph F. Gerrity Joseph F. Gerrity	Chief Financial Officer (Principal Financial and Accounting Officer)	May 20, 2004

/s/ George M. Calhoun George M. Calhoun	Director and Chairman of the Board	May 20, 2004

/s/ Gerald Y. Hattori Gerald Y. Hattori	Director	May 20, 2004

/s/ Darrell Lance Maynard Darrell Lance Maynard	Director	May 20, 2004

/s/ Hans F. Morris Hans F. Morris	Director	May 20, 2004

/s/ Daniel A. Saginario Daniel A. Saginario	Director	May 20, 2004

/s/ Jay J. Salkini Jay J. Salkini	Director	May 20, 2004

/s/ Shiblie O. Shiblie Shiblie O. Shiblie	Director	May 20, 2004

EXHIBIT INDEX

Exhibit No.	Description

4.1	Securities Purchase Agreement dated as of April 22, 2004 among the Registrant and the investors named therein (1)

4.2	Registration Rights Agreement dated as of April 23, 2004 among the Registrant and the investors named therein (2)

4.3	Form of Warrant dated as of April 23, 2004 issued by the Registrant to each of the investors and to the Company’s placement agent (2)

5.1	Legal Opinion of Edwards & Angell, LLP*

23.1	Consent of Deloitte & Touche LLP, Independent Auditors*

23.2	Consent of Edwards & Angell, LLP (included in Exhibit 5.1)

24.1	Power of attorney (included on the signature pages to this Registration Statement).

*	Filed herewith.

(1)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on April 23, 2004.

(2)	Incorporated by reference to the Registrant’s Current Report on Form 8-K filed with the SEC on April 26, 2004.